                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                (AMENDMENT NO. 8)


                    CARDIODYNAMICS INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    141597104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                          CARDIODYNAMICS HOLDINGS, LLC
                                C/O STEVE DECHANT
                              DEL MAR COUNTRY CLUB
                                  P.O. BOX 9660
                            RANCHO SANTA FE, CA 92067
                                 (619) 759-5990
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JUNE 4, 1999
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .


     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                         (Continued on following pages)

-------------------                                           ------------------
CUSIP NO. 141597104                   13D                     PAGE 2 OF 17 PAGES
-------------------                                           ------------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       CARDIODYNAMICS HOLDINGS, LLC
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS*
                   AF
-------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                   CALIFORNIA
-------------------------------------------------------------------------------
                     (7)     SOLE VOTING POWER
  NUMBER OF                                 4,124,490
   SHARES           -----------------------------------------------------------
 BENEFICIALLY        (8)     SHARED VOTING POWER
  OWNED BY                                  0
  REPORTING         -----------------------------------------------------------
 PERSON WITH         (9)     SOLE DISPOSITIVE POWER
                                            102,243
                    -----------------------------------------------------------
                    (10)     SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,124,490
-------------------------------------------------------------------------------
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   12.8%
-------------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON*
                   00
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 141597104                   13D                     PAGE 3 OF 17 PAGES
-------------------                                           -----------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ALLEN PAULSON
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS*
                   PF
-------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA
-------------------------------------------------------------------------------
                     (7)     SOLE VOTING POWER
  NUMBER OF                                 10,746,734
   SHARES           -----------------------------------------------------------
 BENEFICIALLY        (8)     SHARED VOTING POWER
  OWNED BY                                  4,124,490
  REPORTING         -----------------------------------------------------------
 PERSON WITH         (9)     SOLE DISPOSITIVE POWER
                                            10,848,977
                    -----------------------------------------------------------
                    (10)     SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  14,871,224
-------------------------------------------------------------------------------
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   37.2%
-------------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 141597104                   13D                     PAGE 4 OF 17 PAGES
-------------------                                           -----------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       JAMES GILSTRAP
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS*
                   PF
-------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA
-------------------------------------------------------------------------------
                     (7)     SOLE VOTING POWER
   NUMBER OF                                3,248,654
    SHARES          -----------------------------------------------------------
  BENEFICIALLY       (8)     SHARED VOTING POWER
   OWNED BY                                 4,124,490
   REPORTING        -----------------------------------------------------------
  PERSON WITH        (9)     SOLE DISPOSITIVE POWER
                                            3,248,654
                    -----------------------------------------------------------
                    (10)     SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,373,144
-------------------------------------------------------------------------------
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   18.5%
-------------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 141597104                   13D                     PAGE 5 OF 17 PAGES
-------------------                                           -----------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       NICHOLAS DIACO
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS*
                   PF
-------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA
-------------------------------------------------------------------------------
                     (7)     SOLE VOTING POWER
   NUMBER OF                                639,306
    SHARES          -----------------------------------------------------------
 BENEFICIALLY        (8)     SHARED VOTING POWER
   OWNED BY                                 4,124,490
   REPORTING        -----------------------------------------------------------
  PERSON WITH        (9)     SOLE DISPOSITIVE POWER
                                            639,306
                    -----------------------------------------------------------
                    (10)     SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,763,796
-------------------------------------------------------------------------------
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   11.9%
-------------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 141597104                   13D                     PAGE 6 OF 17 PAGES
-------------------                                           -----------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       JOSEPH DIACO
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS*
                   PF
-------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA
-------------------------------------------------------------------------------
                     (7)     SOLE VOTING POWER
   NUMBER OF                                405,306
    SHARES          -----------------------------------------------------------
  BENEFICIALLY       (8)     SHARED VOTING POWER
   OWNED BY                                 4,124,490
   REPORTING        -----------------------------------------------------------
  PERSON WITH        (9)     SOLE DISPOSITIVE POWER
                                            405,306
                    -----------------------------------------------------------
                    (10)     SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,529,796
-------------------------------------------------------------------------------
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   11.3%
-------------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The class of securities to which this Statement relates is the common stock (the "Common Stock") of CardioDynamics International Corporation, a California corporation ("Issuer"), whose address is 6175 Nancy Ridge Drive, Suite 300, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND

     Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby jointly file this amended statement on Schedule 13D ("Statement") on behalf of CardioDynamics Holdings, LLC ("LLC"), a California limited liability company, Allen Paulson, a Member of LLC, James Gilstrap, a Member of LLC, Nicholas Diaco, a Member of LLC, and Joseph Diaco, a Member of LLC. The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns. With respect to Mr. Paulson's 10,746,743 privately beneficially-owned shares of Common Stock, this is also a group filing (Paulson and LLC).

     A.   CardioDynamics Holdings, LLC

     (a)  CardioDynamics Holdings, LLC.

     (b) LLC's business address is c/o Del Mar Country Club, P.O. Box 9660, Rancho Santa Fe, California 92067.

     (c) LLC's business is to acquire and own the Common Stock and other securities of Issuer as reported in this Statement.

     (d)-(e) LLC has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) LLC is a limited liability company formed under the laws of California.

     B.   Allen Paulson -- Member of LLC

     (a)  Allen Paulson.

     (b) Business address: 6001 Clubhouse Drive, P. O. Box 9660, Rancho Santa Fe, CA 92067.

     (c)  Present principal occupation: private investor.

     (d)-(e) Allen Paulson has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: USA.

     C.   James Gilstrap -- Member of LLC

     (a)  James Gilstrap.

     (b)  Residence address: 5067 Shore Drive, Carlsbad, CA 92008.

     (c)  Present principal occupation: private investor.

     (d)-(e) James Gilstrap has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: USA.

     D.   Nicholas Diaco -- Member of LLC

     (a)  Nicholas Diaco.

     (b)  Business address: 1301 20th St., Suite 400, Santa Monica, CA 90404.

     (c) Present principal occupation: Physician; Cardiology Consultants of Santa Monica, 1301 20th St., Suite 400, Santa Monica, CA 90404.

     (d)-(e) Nicholas Diaco has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: USA.

     E.   Joseph Diaco -- Member of LLC

     (a)  Joseph Diaco.

     (b)  Business address: 4700 N. Habana, Suite 403, Tampa, FL 33614.

     (c)  Present principal occupation: Physician.

     (d)-(e) Joseph Diaco has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     LLC used $25,408 contributed by its four Members (from their personal funds) to purchase the securities set forth in the first paragraph of Item 5(a) of this Statement. This $25,408 figure is net of $2,849,592 (from their personal funds) attributable to securities which were acquired by LLC and then on September 9, 1997 distributed to the four Members.

     Allen Paulson used $1,156,500 of his personal funds to directly purchase 4,626,000 shares of outstanding Common Stock, of which he subsequently sold 3,015,000 shares for a total of $757,500. Approximately $2,200,000 of his personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 12,088,734 shares of Common Stock distributed by LLC to him on September 9, 1997. He subsequently sold 3,000,000 of those shares for $3,600,000 pursuant to an agreement dated June 4, 1999. Any exercises of outstanding stock options would be from his personal funds.

     James Gilstrap used $219,000 of his personal funds to directly purchase 876,000 of the shares of outstanding Common Stock. Also, he earlier received 150,000 shares of Common Stock from Issuer as a fee for services in connection with LLC's February 1995 investment in Issuer. Approximately $500,000 of his personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 2,780,654 shares of Common Stock distributed by LLC to him on September 9, 1997. In December 1997, he gifted 5,000 shares of Common Stock to his daughters and contributed 1,015,000 shares of Common Stock to the Jim and Sue Gilstrap Family Limited Partnership. On February 19, 1999 he gifted 600,000 shares of Common Stock to his daughters. Any exercises of outstanding stock options would be from his personal funds.

     Nicholas Diaco used $1,500 of his personal funds to directly purchase 6,000 of the shares of outstanding Common Stock. Also, he earlier received 150,000 shares of Common Stock from Issuer as a fee for services in connection with LLC's February 1995 investment in Issuer. Approximately $75,000 of his personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 405,306 shares of Common Stock distributed by LLC to him on September 9, 1997. On June 10, 1998, he gifted 30,000 shares of Common Stock to friends. On January 6, 1999, he gifted 20,000 shares of Common Stock to his daughters, and on June 15, 1999, he gifted 24,000 shares of Common Stock to his daughters. Any exercises of outstanding stock options would be from his personal funds.

     Approximately $75,000 of Joseph Diaco's personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 405,306 shares of Common Stock distributed by LLC to him on September 9, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

     LLC acquired control of Issuer through election of a majority of Issuer's Board of Directors on May 15, 1995, and it and its Members retain that control. The individual Reporting Persons' acquisitions of securities have been for investment purposes. The September 9, 1997 distribution of Issuer shares by LLC to its Members may be deemed to have placed control of Issuer in Allen Paulson. The purpose of the distribution was to give the Members more flexibility in utilizing and controlling the Issuer shares which they formerly indirectly owned through LLC (e.g., Mr. Paulson's pledge of shares and subsequent sale of certain shares; see Item 6(l) and Item 6(r)).

     (a) Regarding LLC: See Items 6(d), 6(h), and 6(i), which are incorporated herein by reference. Regarding Allen Paulson, James Gilstrap and Nicholas Diaco:
See Item 5(c)(5), which is incorporated herein by reference. Issuer is likely to require further third-party equity capitalization.

     On December 9, 1997, James Gilstrap transferred 1,015,000 shares of Issuer Common Stock to the Jim and Sue Gilstrap Family Limited Partnership. As Mr. Gilstrap and his wife are the sole general partners of the partnership, and he is the managing general partner of the partnership, he retains sole voting and dispositive power. However, the economic benefit of 95.0495% of the partnership, in the form of limited partner interests, was donated later in December 1997 to the Jim and Sue Gilstrap Family Foundation, which is a supporting organization for Scripps Research Institute. Accordingly, Mr. Gilstrap disclaims any pecuniary interest in the 964,752 shares of Issuer Common Stock (95.0495% of the partnership's 1,015,000 shares) corresponding to the foundation's 95.0495% limited partner interest in the partnership

     On July 24, 1998, Issuer amended its Articles of Incorporation to authorize 18,000,000 shares of "blank check" preferred stock. On August 21, 1998, Issuer filed a Certificate of Determination of Preferences of Series A Convertible Preferred Stock, creating 3,000 shares of Series A Convertible Preferred Stock which were then sold (together with 123,000 Common Stock warrants) for $3,000,000 to persons not affiliated with the Reporting Persons. The Series A Convertible Preferred Stock has since all been converted into a total of 2,462,568 shares of Common Stock.

     On May 28, 1999, Issuer sold 5,221,500 shares of Common Stock for $5,221,500 to persons not affiliated with the Reporting Persons.

     (b)  None.

     (c)  None.

     (d) See original Statement and previous amendments. At Issuer's annual meeting of shareholders to be held on July 15, 1999, directors Nicholas Diaco, Stephenson Dechant, Richard Otto and Michael Padilla will not be standing for re-election. They are not being replaced; instead, the size of the Board of Directors is being reduced.

     (e)  See Item 4(a).

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

     The Members of LLC have no such plans or proposals, or purposes, apart from LLC's or as stated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) LLC beneficially owns 2,243 shares of Common Stock outright, and beneficially owns (by virtue of its sole voting power) an additional 4,022,247 shares of Common Stock owned by others which LLC holds irrevocable proxies to vote. This does not include as beneficially owned, 500,000 shares which had been subject to a proxy in favor of LLC, but which LLC has been informed that Dr. L.S. Smith and his affiliate Dallas Gold & Silver Exchange, Inc. have, to date, sold to bona fide purchasers without notice (thereby freeing them of the proxy restrictions). LLC also beneficially owns, by virtue of its right to acquire them from Issuer, 100,000 shares of Common Stock issuable upon conversion of the Amended and Restated Secured Convertible Promissory Note. Together, all this represents 10.3% of the Common Stock under the Rule 13d-3(d)(1) calculation (with 39,809,811 shares outstanding at June 30, 1999).

     Other than through LLC, the Members have no such beneficial ownership of Common Stock except for 10,746,734 shares beneficially owned by Mr. Paulson, 3,248,654 shares beneficially owned by Mr. Gilstrap, 639,306 shares beneficially owned by Mr. N. Diaco and 405,306 shares beneficially owned by Mr. J. Diaco. Together, LLC and its Members beneficially own 47.7% of the Issuer's Common Stock.

     The total number of shares of Issuer Common Stock beneficially owned by each respective Reporting Person, followed in parentheses by the percentage of the class and the number of such shares--included in the total--which the Reporting Person has the right to acquire, is:

     LLC:                4,124,490        (10.3%,100,000)
     Allen Paulson:     14,871,224        (37.2%; 47,000 plus LLC's 100,000)
     James Gilstrap:     7,373,144        (18.5%; 47,000 plus LLC's 100,000)
     Nicholas Diaco:     4,763,796        (11.9%; 152,000 plus LLC's 100,000)
     Joseph Diaco:       4,529,796        (11.3%; LLC's 100,000)


     Together, LLC and Mr. Paulson beneficially own 37.2% of the Issuer's Common Stock.

     (b) The Reporting Persons' voting and dispositive power is set forth in the cover pages under items 7-10 on pages 2-6 of this Statement. Each of Mr. Paulson, Mr. Gilstrap, Mr. N. Diaco and Mr. J. Diaco has sole voting power and sole dispositive power for his respective Issuer shares. In addition, each Member of LLC has given Mr. Paulson a proxy to vote his own respective LLC interests. Mr. Paulson has a sufficient interest in the LLC, even without the proxies, to control the disposition of LLC's Issuer shares.

     (c) No other transactions in the Common Stock were effected by LLC, Mr. Paulson or any of the other Members since the filing of Amendment No. 7 to
Schedule 13D, except for the following:

          (1) On June 4, 1999, Allen Paulson entered into a letter agreement with Domain Associates to sell 3,000,000 shares of Issuer Common Stock for $3,600,000 to accounts managed by Domain Associates. This sale was consummated on June 7, 1999.

          (2) On February 19, 1999, James Gilstrap gifted a total of 600,000 shares of Issuer Common Stock to his three adult daughters.

          (3) On January 6, 1999, Nicholas Diaco gifted a total of 20,000 shares of Issuer Common Stock to his two adult daughters, and on June 15, 1999 he gifted a total of 24,000 shares of Issuer Common Stock to his two adult daughters.

          (4) On September 29, 1998, Issuer granted Nicholas Diaco a discretionary stock option to purchase 10,000 shares of Common Stock. 5,000 option shares are currently vested and are deemed beneficially owned by Dr. Diaco; the other 5,000 option shares will not vest until more than 60 days after this Amendment and therefore are not deemed to be beneficially owned.

          (5) Pursuant to Issuer's 1995 Stock Option/Stock Issuance Plan, each of Messrs. Paulson, Gilstrap and N. Diaco has, on the last day of each month beginning August 1995, been automatically granted options to purchase 1,000 shares of Issuer Common Stock, with an exercise price equal to the fair market value of such stock as of each such date, in respect of his service as a non-employee director. Such automatic option grants were not considered to constitute beneficial ownership of the underlying shares until June 12, 1996, when Issuer's shareholders voted to approve such Plan. Through June 30, 1999, each of Messrs. Paulson, Gilstrap and
N. Diaco has received automatic option grants for a per-person total of 47,000 shares. Beginning in October 1997, new automatic option grants to 10% shareholders (i.e., Mr. Paulson and Mr. Gilstrap) have had an exercise price equal to 110% of the fair market value of the stock as of the grant date.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     (a) The relationship among the Members of LLC is governed by the Operating Agreement of LLC, as amended from time to time.

     (b)  Purchase Agreement. See Item 7(c).

     (c)  Amendment of Purchase Agreement. See Item 7(m).

     (d) Sixth Amended and Restated Secured Convertible Promissory Note (convertible into Common Stock at $0.25 per share). See Item 7(q).

     (e) Agreement and Irrevocable Proxy (five-year proxy to LLC from DaVinci Scientific Corporation -- 3,902,956 shares of Common Stock; includes an agreement to vote such shares so as to cause the election of one nominee of DaVinci Scientific Corporation as a director of Issuer). See Item 7(e). Now applicable to those shares in the hands of various transferees.

     (f) Agreement and Irrevocable Proxy (five-year proxy to LLC from Dr. L.S. Smith -- 96,291 shares of Common Stock currently outstanding and 120,365 shares of Common Stock issuable upon exercise of warrants). See Item 5(a). See Item 7(f).

     (g) Agreement and Irrevocable Proxy (five-year proxy to LLC from Dallas Gold & Silver Exchange, Inc. -- 523,000 shares of Common Stock). See Item 5(a). See Item 7(g).

     (h) Agreement of Right of First Refusal (Dr. L.S. Smith in favor of LLC for three years). See Item 7(h).

     (i) Agreement of Right of First Refusal (Dallas Gold & Silver Exchange, Inc. in favor of LLC for three years). See Item 7(i).

     (j)  Investment Agreement. See Item 7(l).

     (k) 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through October 8, 1997 (entitling each non-employee director of Issuer to automatic grants of 1,000 stock options on the last day of each month of service beginning August 1995). Messrs. Paulson, Gilstrap and N. Diaco are non-employee directors of Issuer. See Item 7(r).

     (l)  Pledge Agreement (Allen Paulson, in favor of Madeleine,
L.L.C.--13,310,734 shares of Common Stock). See Item 7(s). The 3,000,000 shares sold by Mr. Paulson on June 7, 1999 (see Items 5(c)(1), 6(r) and 7 (ee)) were duly released from pledge.

     (m) Limited Partnership Agreement of Jim and Sue Gilstrap Family Limited Partnership. See Item 7(t).

     (n) On March 11, 1998, Mr. Paulson and Mr. Gilstrap entered into a Private Line of Credit Agreement with Issuer pursuant to which they agreed to, upon requests by Issuer, lend to Issuer up to $3,000,000. All of such loans would be funded 85% by Mr. Paulson and 15% by Mr. Gilstrap, would bear interest at 10% per annum, and would mature on September 30, 1999. This Agreement was amended on February 5, 1999 to extend the private line of credit from September 30, 1999 to September 30, 2000. See Items 7(u), 7(v), 7(w) and 7(bb).

     (o) On May 14, 1998, Mr. Paulson and Mr. Gilstrap guaranteed the repayment of loans of up to $4,000,000 from Imperial Bank to Issuer. See Items 7(x) and 7(y).

     (p) On August 19, 1998, upon Issuer's request, Mr. Paulson and Mr. Gilstrap loaned Issuer $1,000,000 under the Private Line of Credit Agreement. This was used to pay down a portion of the guaranteed Imperial Bank loan which was thereafter capped at a principal balance of $2,000,000.

     (q) On April 26, 1999, Mr. Paulson and Mr. Gilstrap guaranteed (as of February 25, 1999) the repayment of loans of up to $2,000,000 from City National Bank to Issuer. See Items 7(cc) and 7(dd).

     (r) On June 4, 1999, Mr. Paulson entered into a letter agreement with Domain Associates to sell 3,000,000 shares of Issuer Common Stock for $3,600,000 to accounts managed by Domain Associates. See Item 7(ee). The sale was consummated on June 7, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Letter dated January 6, 1995 from Messrs. Paulson, Gilstrap and Walters to Messrs. Tate and Schmeltzer (previously filed).

     (b) Letter dated February 6, 1995 from Arter & Hadden to Messrs. Paulson, Gilstrap and Walters (previously filed).

     (c) Purchase Agreement dated February 7, 1995 between LLC and Issuer (previously filed).

     (d) Secured Convertible Promissory Note dated February 7, 1995 from Issuer to LLC (previously filed).

     (e) Agreement and Irrevocable Proxy dated February 2, 1995 between LLC and DaVinci Scientific Corporation (previously filed).

     (f) Agreement and Irrevocable Proxy dated February 7, 1995 between LLC and Dr. L.S. Smith (previously filed).

     (g) Agreement and Irrevocable Proxy dated February 7, 1995 between LLC and Dallas Gold & Silver Exchange, Inc. (previously filed).

     (h) Agreement of Right of First Refusal dated February 7, 1995 between LLC and Dr. L.S. Smith (previously filed).

     (i) Agreement of Right of First Refusal dated February 7, 1995 between LLC and Dallas Gold & Silver Exchange, Inc. (previously filed).

     (j) First Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended March 30, 1995 (previously filed).

     (k) Second Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended May 19, 1995 (previously filed).

     (l) Investment Agreement, as amended, dated as of April 12, 1995 between Issuer and LLC (previously filed).

     (m) Amendment of Purchase Agreement, dated March 31, 1996 between LLC and Issuer (previously filed).

     (n) Third Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended March 31, 1996 (previously filed).

     (o) Fourth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of June 30, 1996 (previously filed).

     (p) Fifth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of February 1, 1997 (previously filed).

     (q) Sixth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of August 15, 1998 (previously filed).

     (r) 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through October 8, 1997 (previously filed).

     (s) Pledge Agreement between Allen Paulson and Madeleine, L.L.C., dated September 18, 1997 (previously filed).

     (t) Agreement of Limited Partnership of Jim and Sue Gilstrap Family Limited Partnership (previously filed).

     (u) Private Line of Credit Agreement, dated March 11, 1998, among Allen Paulson, James Gilstrap and Issuer (previously filed via incorporation by reference to Issuer's Form 10-QSB for the quarter ended May 31, 1998).

     (v) Optional Advance Note dated March 11, 1998 (Paulson) (previously filed).

     (w) Optional Advance Note dated March 11, 1998 (Gilstrap) (previously filed).

     (x)  Commercial Guaranty dated May 14, 1998 (Paulson) (previously filed).

     (y)  Commercial Guaranty dated May 14, 1998 (Gilstrap) (previously filed).

     (z) Certificate of Amendment of Issuer's Restated Articles of Incorporation, as filed July 24, 1998 (previously filed via incorporation by reference to Issuer's Form 8-K for an event of August 21, 1998, filed September 3, 1998).

     (aa) Certificate of Determination of Preferences of Series A Convertible Preferred Stock, as filed August 21, 1998 (previously filed via incorporation by reference to Issuer's Form 8-K for an event of August 21, 1998, filed September 3, 1998).

     (bb) Amendment of Private Line of Credit Agreement, dated February 5, 1999, among Allen Paulson, James Gilstrap and Issuer (incorporated by reference to Issuer's Form 10-QSB for the quarter ended February 28, 1999).

     (cc) Limited Guaranty dated April 26, 1999 (as of February 25, 1999) (Paulson).

     (dd) Limited Guaranty dated April 26, 1999 (as of February 25, 1999) (Gilstrap).

     (ee) Letter agreement between Allen Paulson and Domain Associates, on behalf of Domain Partners IV, L.P. and DP IV Associates, L.P., dated June 4, 1999 (incorporated by reference to Schedule 13D for an event of June 7, 1999, with respect to Issuer, filed by Domain Partners IV, L.P. and DP IV Associates, L.P. on June 16, 1999).

     (ff) Agreement of Joint Filing, dated July 1, 1999 among LLC and Messrs. A. Paulson, J. Gilstrap, N. Diaco and J. Diaco.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 1999                             CARDIODYNAMICS HOLDINGS, LLC


                                         By: /s/ Allen Paulson
                                             -----------------------------------
                                                   Allen Paulson, Member


                                         By: /s/ James Gilstrap
                                             -----------------------------------
                                                  James Gilstrap, Member


                                         /s/ Allen Paulson
                                             -----------------------------------
                                             ALLEN PAULSON


                                         /s/ James Gilstrap
                                             -----------------------------------
                                             JAMES GILSTRAP


                                         /s/ Nicholas Diaco
                                             -----------------------------------
                                             NICHOLAS DIACO


                                         /s/ Joseph Diaco
                                             -----------------------------------
                                             JOSEPH DIACO


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX


7(bb) Amendment of Private Line of Credit Agreement, dated February 5, 1999, among Allen Paulson, James Gilstrap and Issuer (incorporated by reference to Issuer's Form 10-QSB for the quarter ended February 28,
          1999).

7(cc)     Limited Guaranty dated April 26, 1999 (as of February 25, 1999)
          (Paulson).

7(dd)     Limited Guaranty dated April 26, 1999 (as of February 25, 1999
          (Gilstrap).

7(ee) Letter agreement between Allen Paulson and Domain Associates, on behalf of Domain Partners IV, L.P. and DP IV Associates, L.P., dated June 4, 1999 (incorporated by reference to Schedule 13D for an event of June 7, 1999, with respect to Issuer, filed by Domain Partners IV, L.P. and DP IV Associates, L.P. on June 16, 1999).

7(ff)     Agreement of Joint Filing.